Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Safe Zone Technologies, Inc.
2277 Turtle Mound Rd
Melbourne, FL 32934
https://safezonetech.com/

Up to $1,069,997.92 in Common Stock at $4.64
Minimum Target Amount: $9,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Safe Zone Technologies, Inc.
Address: 2277 Turtle Mound Rd, Melbourne, FL 32934
State of Incorporation: FL
Date Incorporated: August 26, 2016

Terms:

Equity

Offering Minimum: $9,999.20 | 2,155 shares of Common Stock
Offering Maximum: $1,069,997.92 | 230,603 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.64
Minimum Investment Amount (per investor): $296.96

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Early Birds

Invest within the first three days and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first six days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first nine days and receive an additional 10% bonus shares.

Amount-Based:

Tier 1 | $1,000+

Safe Zone “Shot” Glass.

Tier 2 | $2,500+

Two Safe Zone “Shot” Glasses.

Tier 3 | $5,000+

Two Safe Zone “Shot” Glasses and 10% bonus shares. Designate a school or house of worship to receive a free box of 10 Safe Zone Wi-Fi Gunshot Detectors.

Tier 4 | $10,000+

Two Safe Zone “Shot” Glasses and 15% bonus shares. Designate a school or house of worship to receive a free box of 10 Safe Zone Wi-Fi Gunshot Detectors.

*All perks occur when the offering is completed.

**The "Shot" glass is an 8-ounce drinking glass featuring the Safe Zone logo and a bullet captured in the molten glass during manufacture. This glass is a symbol of the community protection created by you, our design team, and the Safe Zone detectors.

The 10% StartEngine Owners' Bonus

Safe Zone Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $464. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Safe Zone Technologies Inc ("Safe Zone" or the "Company") is a C Corporation organized under the laws of the state of Florida that designs, manufactures, and operates a technologically advanced indoor gunfire detection and alert system. The Company's business model consists of both a front-end product sales revenue and a back-end recurring revenue model with annual monitoring contracts. Business is focused on indoor facilities where people gather and can be vulnerable (Ex. Schools, Offices, Houses-of-worship, Government, Retail, etc). Safe Zone products and services are sold across the United States at security distribution branches like ADI, Anixter, and WESCO. Local security Dealer/Integrators purchase the products from distribution and complete the system configuration with installation in their sale direct to the end-user. The Company is uniquely positioned to address a most tragic societal problem with a disruptive technology that monitors for gunfire 24/7/365 and speeds response from law enforcement in the event of an active shooter. Unlike the expensive, complicated, and unreliable integrations of legacy competitors, Safezone's advanced technology creates a broadly accessible platform that is simple, reliable, and affordable.

Safezone Technologies was initially organized as AVidea Group Inc, a Florida C Corporation on Aug 26, 2016, and renamed Safezone Technologies Inc. on Oct 22, 2019

Competitors and Industry

-The global Gunshot Detection System market size is projected to reach USD 5026.7 million by 2027, from USD 1402.9 million in 2020, at a CAGR of 20.0% during 2021-2027. (Footnote 1)

- "In the US, major towns have started tracking gunfire or gunshots near schools, colleges, and universities, as educational institutes are increasingly facing gunshot attacks that have threatened the security of students and staff. A study of 200 active shooting incidents between 2001 and 2015 by the Federal Bureau of Investigation (FBI) identified potential locations susceptible to gunfire. The study pointed out that shooting incidents in commercial areas accounted for 44.0% of all shooting incidents while shooting incidents at educational institutions accounted for 22.5% of all shooting incidents." While school shootings get much of the publicity, our country's commercial locations are twice as vulnerable. (Footnote 2)

- However, the legacy solutions to gunfire detection are high-priced, complicated systems integrations with older technology. "High installation and maintenance cost limit the market growth." (Footnote 3) Safezone disrupts this price paradigm with cost-effective detectors 1/3 to 1/10 of the competition, simplified local installation from certified security or AV dealer/installers, and ensures little to no maintenance costs with cloud-based computational architecture.

The Company has several major competitors in the indoor gunfire detection market.

Some of the competitors in the industry include Shooter Detection Systems (recently acquired by Alarm.com for $26mm), AmberBox, and EAGL technology. Shooter Detection Systems defines the legacy market and is Safe Zone's primary competition in the Fortune500 business segment which is able to front their extremely high per detector pricing and maintain their PC/physical server/software integration requirements. Legacy systems also suffer from reliability and confidence challenges as systems are integrated from pieces rather than native coding on a seamless cloud service. AmberBox also owns some middle-market share as their business model is 100% Saas with monthly "lease-like" pricing per detector dominating their system pricing. This per-year price is still 3-4x the Safezone detector single-time purchase price. EAGL and Shot Tracer are direct competitors of similar size and development.

In the present competitive landscape, Safe Zone Technologies stands out uniquely with a price of 1/3 to 1/10 of the market incumbents. This means the smallest operations (late-night retail, quick-serve restaurants, etc) can afford to protect their staff and customers while our wireless cloud scalability also keeps industry stalwarts like big-box retail and multinational corporations protected with the highest level of spatial density and accuracy. Safe Zone's partner relationship with the national distributors (ADI, Anixter, and WESCO) coupled with our proprietary online Dealer/Installer certification learning portal provide for an extremely low customer acquisition cost (CAC) and an infrastructure ready for rapidly scaling nationally.

Footnotes:

Footnote 1: https://www.marketwatch.com/press-release/gunshot-detection-system-market-share-2021-growth-developments-business-stimulation-strategies-impact-of-covid-19-gross-margin-regional-demand-development-challenges-revenue-estimates-forecast-to-2027-2021-08-04

Footnote 2: https://www.marketsandmarkets.com/Market-Reports/gunshot-detection-systems-market-58054729.html

Footnote 3: https://www.alliedmarketresearch.com/gunshot-detection-market

Current Stage and Roadmap

CURRENT STAGE

The Company's indoor gunfire detection products and alert services are currently on the market and generating sales.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding the indoor gunfire market, launching new products within our platform, growing our certified Dealer/Installer network, as well as research and development for our future products. We have several new product launches planned over the next 18 months, including a UL certified smoke detector with onboard gunfire detection, and a gunfire detector with an integrated indoor air quality sensor.

The Team

Officers and Directors

Name: Michael Lally

Michael Lally's current primary role is with Ven2re LLC. Michael Lally currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Executive leadership, communication, and strategy. Michael does not currently take salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Suncoast Management Advisors
  Title: Principal Consultant
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Executive

Other business experience in the past three years:

- **Employer:** Ven2re LLC
  Title: Principal
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Executive

Other business experience in the past three years:

- **Employer:** Social Venture Partners Tampa Bay
  Title: Vice Chair
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Executive

Name: Ada Anderson

Ada Anderson's current primary role is with Laudable. Ada Anderson currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Technical Advisor

Dates of Service: September 01, 2017 - Present
Responsibilities: Technical advisory services from co-founder. Ada currently receives $3K per month in salary compensation for this role.

- **Position:** Board of Directors
  Dates of Service: August 24, 2016 - Present
  Responsibilities: Board oversight and technical guidance

Other business experience in the past three years:

- **Employer:** Contractor
  Title: Software Development Contractor
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Software Development

Other business experience in the past three years:

- **Employer:** Laudable
  Title: CTO
  Dates of Service: August 02, 2021 - Present
  Responsibilities: Technical development and strategic technical direction

Name: Irv Cohen

Irv Cohen's current primary role is with Seedfunders. Irv Cohen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advisory/strategic business support. Irv does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Seedfunders
  Title: Co-Founding Partner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Accredited Investor/Managing Partner

Other business experience in the past three years:

- **Employer:** St. Petersburg Group

Title: Co-Founder Partner
Dates of Service: January 01, 2018 - Present
Responsibilities: Advisor/Managing Partner

Other business experience in the past three years:

- **Employer:** St. Petersburg Foundation
  Title: Co-Founder/Board Member
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Strategic Advisor

Other business experience in the past three years:

- **Employer:** Florida Holocaust Museum
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Strategic direction and board oversight

Other business experience in the past three years:

- **Employer:** Social Venture Partners
  Title: Founding Partner - Chair
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Strategic direction, operation and facilitation of members

Name: Joe Hamilton

Joe Hamilton's current primary role is with St. Pete Catalyst / Catalyst Media Group. Joe Hamilton currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Strategy & Oversight. Joe does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** St. Pete Catalyst / Catalyst Media Group
  Title: Founder and Head of Network - Catalyst
  Dates of Service: January 01, 2018 - Present
  Responsibilities: News operations

Other business experience in the past three years:

- **Employer:** St Petersburg Group
  Title: Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Executive management

Name: Jay Ver Hulst

Jay Ver Hulst's current primary role is with Investing. Jay Ver Hulst currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member and Risk Mitigator
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board oversight, business process integration, and risk mitigation. Jay does not currently take salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Zelis Payments, Inc.
  Title: Founder, President
  Dates of Service: December 01, 2011 - July 01, 2019
  Responsibilities: Product design, marketing/sales, operations, planning.

Name: Mike Anderson

Mike Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Founder, Board Member
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Operations/ Business Development/ Product Design. Mike currently receives salary compensation of $7,500 per month for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, gunshot detection products. Our revenues are therefore dependent upon the market for gunshot detection products.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of our planned products may never be operational or that such products may never be used to engage in transactions. It is possible that the failure to release such products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our gunfire detection technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Safe Zone Technologies, Inc. was formed on August 26, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to

do so. Safe Zone Technologies, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that gunfire detection technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Safe Zone Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Safe Zone Technologies, Inccould harm our reputation and materially negatively impact our financial condition and business.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that

information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Anderson	1,000,000	Common Stock	23.21
Mike Anderson	1,000,000	Common Stock	23.21
VEN2RE, LLC (Managed by Mike Lally)	900,000	Common Stock	20.89
Seedfunders Avidea Fund, LLC (Managed by Dave Chitester)	1,300,000	Preferred Stock	30.17

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Seed B Convertible Note, Seed C Convertible Note, Seed D Convertible Note, and Bridge A Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 230,603 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,900,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Dividend Rights

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors.

Rights to Liquidation (See exhibit F for details).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,800,000 with a total of 1,409,000 outstanding.

Voting Rights

Preferred and Common shares vote as a single class - 1 vote per share

Material Rights

Liquidation Preference (See exhibit F for details)

Optional right to convert to Common Stock at Preferred Original Issue Price. (See Exhibit F for details)

Holders of Preferred Stock shall be entitled to an annual dividend (the "Preferred Dividends") at the rate of 8.00% per annum on the Preferred Original Issue Price of such share of Preferred Stock, payable upon a Deemed Liquidation Event.

Dividend Rights

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors.

Seed B Convertible Note

The security will convert into Common stock and the terms of the Seed B Convertible Note are outlined below:

Amount outstanding: $382,947.95
Maturity Date: May 12, 2022
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Financing Round of $1,000,000

Material Rights

There are no material rights associated with Seed B Convertible Note.

Seed C Convertible Note

The security will convert into Common stock and the terms of the Seed C Convertible Note are outlined below:

Amount outstanding: $1,173,222.56
Maturity Date: October 09, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: Financing Round of $1,000,000.

Material Rights

There are no material rights associated with Seed C Convertible Note.

Seed D Convertible Note

The security will convert into Common stock and the terms of the Seed D Convertible Note are outlined below:

Amount outstanding: $857,645.57
Maturity Date: February 20, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: Financing Round of $1,000,000.

Material Rights

There are no material rights associated with Seed D Convertible Note.

Bridge A Convertible Note

The security will convert into Common stock and the terms of the Bridge A Convertible Note are outlined below:

Amount outstanding: $594,748.44
Maturity Date: October 01, 2023
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: $5,200,000.00
Conversion Trigger: Financing Round of $1,000,000.

Material Rights

There are no material rights associated with Bridge A Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 1,300,000
  Use of proceeds: Operating capital
  Date: November 29, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Working Capital
  Date: May 13, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,018,907.00
  Use of proceeds: Operating Capital
  Date: October 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $764,334.00
  Use of proceeds: Working Capital
  Date: February 21, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $535,902.00
  Use of proceeds: Working Capital
  Date: October 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 109,000
  Use of proceeds: Working Capital
  Date: December 21, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 2,000,000

Use of proceeds: Purchase of intellectual property
Date: August 15, 2016
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

There was no revenue for 2019 as the company completed development of the technology. Revenue for 2020 was $190,408, all occurring in March. Initial product shipments were delivered to national distribution warehouses just as their branches were closing across the country due to the pandemic. Product did not get delivered to branch locations until October of that year, well past the prime summer selling season. The shutdown continued to negatively impact sales as schools and offices remained closed. Dealers focused their efforts on Covid related items such as thermal imaging camera systems.

Cost of Sales for 2020 was $61,767 providing a gross margin of more than 67%. This is an exceptional gross margin on the hardware, especially considering the low volume production for the year.

General and Administrative expenses in 2019 were $941,664 as we finalized the development of the technology and began scaling to support shipping. In 2020 G&A expense increased to $1,176,617 as the sales continued and shipping began. The sales slowdown resulted in cuts in overhead with expenses significantly reduced in the last half of the year. Research and Development expenses for 2019 and 2020 were $63,330 and $163,546 respectively. A large part of the R&D cost was in software development, with the salaries of the engineering staff included in G&A expenses. Our largest marketing expense traditionally is attendance and training at branch level expos for our distributors. Marketing expenses decreased in 2020 ($327,935 in 2019 versus $154,060 in 2020) primarily because our distributor branches were closed for the bulk of the year, and trade shows were all canceled.

Historical results and cash flows:

The Company is currently in the early shipping stage. Production is established and proven, and products are ready to deploy. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of several reasons. Shipments began at a level that our customers indicated would be a monthly average, however, we shipped only one month before the pandemic caused the shutdown. We will experience reinterest in the products as businesses and schools reopen after the pandemic. Tragically, the number of active shootings has continued and is forecasted to grow because of pandemic-related stresses. Restarting shipments to customers as the country reopens will fill the revenue vacuum.

Past cash was primarily generated through convertible debt instruments. Our goal is to create monthly sustainable cash flow within 12-18 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's capital resources are limited. Current cash on hand as of July 31, 2021 were less than $20,000. The company will be receiving the proceeds from a $75,000 loan prior to the end of August to maintain operations at an austerity level.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to support ongoing operations, provide marketing to regenerate awareness among dealers, and deliver and service products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has available, over 95% will be made up of funds raised from the crowdfunding campaign if we reach our target.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for one month. This is based on a current monthly burn rate of $15,000 for expenses related to G&A expenses and supporting the cloud based systems and software.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for eighteen months. This is based on a current monthly burn rate of $15,000 that will increase to $50,000 as salaries are returned to normal levels and the resumption of marketing activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a possible future expanded crowdfunding raise.

Indebtedness

- **Creditor:** Michael Anderson
  Amount Owed: $20,231.00
  Interest Rate: 7.5%
  To be paid when company has month of $200k revenue.

- **Creditor:** John Anderson
  Amount Owed: $18,999.00
  Interest Rate: 7.5%
  To be paid when the company has a month of $200k revenue.

- **Creditor:** Neil Grosse
  Amount Owed: $14,000.00
  Interest Rate: 7.5%
  Note to be paid when the company has month of $200k revenue.

- **Creditor:** Xing Shi
  Amount Owed: $9,640.00
  Interest Rate: 7.5%
  To be paid when the company has $200k revenue in a month.

- **Creditor:** John Davis
  Amount Owed: $11,640.00
  Interest Rate: 7.5%
  To be paid when the company has a month of $200k revenue

- **Creditor:** Mike Anderson and John Anderson
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Quarterly payments of $50k after first month of revenue.

- **Creditor:** PPP Loan
  Amount Owed: $175,837.00
  Interest Rate: 1.0%
  Maturity Date: March 15, 2026
  Company has met all requirements to have this loan forgiven

- **Creditor:** Ada Anderson
  Amount Owed: $13,200.00
  Interest Rate: 7.5%
  Paid in full when company has second month of $200k Revenue

- **Creditor:** Mike Anderson
  Amount Owed: $13,332.00
  Interest Rate: 7.5%
  Paid in full when company has second month of $200k Revenue

- **Creditor:** Neil Grosse
  Amount Owed: $10,750.00
  Interest Rate: 7.5%
  Paid in full when company has second month of $200k Revenue

- **Creditor:** Ven2re
  Amount Owed: $308,561.64
  Interest Rate: 7.5%
  Maturity Date: July 18, 2022

- **Creditor:** Seedfunders SafeZone Fund III
  Amount Owed: $75,000.00
  Interest Rate: 6.0%
  Maturity Date: September 02, 2023
  Two year term with accelerated payback of principal and interest upon successful raise of greater than $750,000

Related Party Transactions

- **Name of Entity:** Mike Anderson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On November 26, 2018, the company entered into a Non-Negotiable Subordinated Note with Mike Anderson, President and Founder of the company in the amount of $20,231. The note bears

an interest rate of 7.5% per annum. Maker shall pay the principal amount together with accrued interest on the fifteenth day of the month following the calendar month in which net sales exceeds two hundred thousand dollars ($200,000).
Material Terms: On August 28, 2016, the company entered into a Non-Negotiable Promissory Note with Mike Anderson, President and Founder of the company, and John Anderson in the amount of $420,000, which bear no interest. The principal amount of this Note shall be paid in accordance with the following: 1. Maker shall issue to John Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00. 2. Maker shall issue to Mike Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00. 3. Maker shall make a payment of $10,000.00 each ($20,000.00 total payment) to Mike Anderson and John Anderson in immediately negotiable funds on January 4, 2018. 4. The Group shall make equal semi-annual payments in the amount of $50,000 ($25,000 each to Mike Anderson and John Anderson) with the first installment due on January 4, 2018, and additional $50,000 payments ($25,000 each to Mike Anderson and John Anderson) due every six months thereafter until the note is paid in full As of December 31, 2021. The Andersons have agreed to defer the payments on the notes until such time as the company can support the payments with cash flow from operations. The outstanding balance of the Notes is in the amount of $200,000 and $ 200,000 , respectively.

- **Name of Entity:** Ada (fka John) Anderson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On November 26, 2018, the company entered into a Non-Negotiable Subordinated Note with Ada Anderson, Technical Advisor of the company in the amount of $13,200. The note bears an interest rate of 7.5% per annum. Maker shall pay the principal amount together with accrued interest on the fifteenth day of the month following the calendar month in which net sales exceeds two hundred thousand dollars ($200,000). As of AUgust 31, 2021 the outstanding balance of the Note was in the amount of $13,200.
  Material Terms: On August 28, 2016, the company entered into a Non-Negotiable Promissory Note with John Anderson, President and Founder of the company, and John Anderson in the amount of $420,000, which bear no interest. The principal amount of this Note shall be paid in accordance with the following: 1. Maker shall issue to John Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00. 2. Maker shall issue to Mike Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00. 3. Maker shall make a payment of $10,000.00 each ($20,000.00 total payment) to Mike Anderson and John Anderson in immediately negotiable funds on January 4, 2018. 4. The Group shall make equal semi-annual payments in the amount of $50,000 ($25,000 each to Mike Anderson and John Anderson) with the first installment due on January 4, 2018, and additional $50,000 payments

($25,000 each to Mike Anderson and John Anderson) due every six months thereafter until the note is paid in full. The Andersons have agreed to defer the payments on the notes until such time as the company can support the payments with cash flow from operations. As of August 31, 2021, the outstanding balance of the Notes were in the amount of $200,000 and $ 200,000, respectively.

- **Name of Entity:** Ada (fka John) Anderson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan for emergency medical services of $17,479.00.
  Material Terms: No interest , to be deducted from back-pay payments made by company to Ada Anderson.

- **Name of Entity:** Ven2re
  Names of 20% owners: Michael Lally
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Simple Promissory Note for $308,561.64 with annual interest of 7.5%
  Material Terms: This is a simple promissory note with monthly payments of $5,000. Payments are suspended until the company becomes profitable.

- **Name of Entity:** SeedFunders Safe Zone Fund III
  Names of 20% owners: Irv Cohen, Joe Hamilton
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Simple Promissory Note for $75,000 with annual interest of 6%. Balance due on Maturity date of Sept 2, 2023.
  Material Terms: Two year term with accelerated payback of principal and interest upon successful raise of greater than $750,000

Valuation

Pre-Money Valuation: $19,993,760.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

We have not assumed (i) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised and (ii) any shares reserved for issuance under a stock plan, if any, are issued. The exercise of these instruments in the future may cause dilution for investors.

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

Market size and growth

Market surveys estimate that "The global Gunshot Detection System market size is projected to reach USD 5026.7 million by 2027, from USD 1402.9 million in 2020, at a CAGR of 20.0% during 2021-2027."

Additionally, "In the US, major towns have started tracking gunfire or gunshots near schools, colleges, and universities, as educational institutions are increasingly facing gunshot attacks that have threatened the security of students and staff. A study of 200 active shooting incidents between 2001 and 2015 by the Federal Bureau of Investigation (FBI) identified potential locations susceptible to gunfire. The study pointed out that shooting incidents in commercial areas accounted for 44.0% of all shooting incidents while shooting incidents at educational institutions accounted for 22.5% of all shooting incidents."

However, the legacy solutions to indoor gunfire detection are not poised to address this problem at scale as they are high-priced, complicated systems integrations with older technology. Market reports further explain that "High installation and maintenance cost limit the market growth."

Safezone disrupts this paradigm with accessible hardware, cost-effective local installation from certified security or AV dealer/installers, and ensures little to no maintenance costs with cloud-based computational architecture.

The methodology to arrive at this valuation is based on multiple factors including an analysis of Company IP and data assets, valuations from prior fundraising efforts, analysis of similar stage businesses, our management's experience and history, and our business partnerships.

Comparison to the valuation of competitors.

- Direct competitor, Shooter Detection Systems, was purchased by Alarm.com in late 2020 for a price of $26.5mm (Source: EDGAR). While SDS has higher annual sales of a few million dollars, their extremely high-end user price for the detectors severely limits market growth as described in numerous market reports. Sales are also primarily through direct channels which represent a higher customer acquisition cost. The Safezone detectors are disruptively priced at 1/3 to 1/10 competitive prices, installable by any one of tens of thousands of local security/AV installers, and are poised to grow the total size of the indoor gunfire market by 10-100x. Safezone has shown traction with success through distribution and dealer direct selling. The distribution channel strategy, complete with an online learning/certification portal for dealers/installers, provides for both lower customer acquisition costs to Safezone and facilitates servicing higher growth rates. With this business model, Safezone can sell a higher quantity of gunfire detectors over the next year than the total of all the other indoor competitors combined.

- V5 Systems who markets an outdoor gunfire detection component to their alert system raised a $7.1mm Series A at a $26.28mm post-money valuation in Feb 2016

(Source: Pitchbook). Safezone's capability for platform expansion is already underway with the development of a hybrid smoke/gunfire fire detector for simplified drop-in replacement in commercial applications. Additional Safezone designs and IP exist for interior occupancy, lighting, switching, power, and control.

- ShotSpotter (SSTI traded publicly) represents the market's willingness to reward a public market entrance for social investment in the gunfire detection market. With an estimated 2021 revenue in excess of $56mm, SSTI has an enterprise value of just over $500mm and leads to an estimated 24% CAGR over the last 4 years. Safezone's business model of providing customers low cost of entry through national distribution with an additional annual recurring revenue for monitoring and automated/cloud-enabled software updates compares favorably to reaching sales in excess of this amount with only modest market penetration of commercial interior spaces.

- Within the scope of interior space sensing, switching and control, the IPO of company Control4 (Source: EDGAR) valued the company at approximately 16x revenue (the company was not profitable at the time). We view this as the market showing strong support for building interior sensing and controls. The company was later taken private in Aug 2019 within a successful M&A transaction by SnapAV for $680mm (Source Control4 press release).

Management and previous startup successes

- Co-Founder and President Mike Anderson:

Mike has a passion for creating and building exceptional products. Many of the products he's developed were based on technology he invented; in fact, Google has purchased 17 U.S. patents from Mike. Technical knowledge notwithstanding, Mike has spent most of his career in sales and marketing, having led the JVC sales team to more than $200 Million in annual revenues. He is a serial entrepreneur, building and selling three companies. Immediately prior to founding Safe Zone, Mike was the founder and CEO of TiO, a home automation manufacturer acquired by The Anuva Companies. Mike earned his BSEE while working retail in Hi-Fi shops in the 70s, and his MBA while a sales manager at JVC. Mike is also a Lean Black Belt Professional, a licensed electrician, and an HVAC technician. Mike's mixture of both hands-on experience and theoretical design provides a unique perspective on sensing/control/automation and how it works in the real world.

- Co-Founder and Technical Advisor Ada Anderson:

Growing up in the home of a CEPro 100 integrator, Ada has spent her whole life around automation and control. Ada became a founding member and product manager of the TiO home automation system after leaving 3vNet. Ada's knowledge is extremely broad-based with expertise in sensor fusion, data encryption, cloud scalability, design for reliability, and physical security products. As Safe Zone Co-Founder and Technical Advisor, Ada uses her experience and talents to help guide the creation of Safe Zone's industry-disrupting indoor Gunfire Detection products/services product line.

- Chief Executive Officer Mike Lally:

Lally is a second-generation entrepreneur in a sensor family. His father and uncle founded PCB Piezotronics in 1968, which designs and manufactures sensors for force, pressure, and motion. Mike served on the board of directors of PCB Group where the closely held company exited to public company MTS Systems Corp in a $580mm deal in 2016. The PCB Group, now owned by Amphenol, sells and services sensors worldwide to the aerospace, automotive, durable goods, consumer electronics and manufacturing process markets. After graduating from Cornell University in 1986, Mike joined the University of Cincinnati Structural Dynamics research laboratory and later founded The Modal Shop, part of the PCB Group. His expertise is both technical (dynamic sensing, structural testing, calibration systems) and operational (business strategy, quality systems, scaling up), which strategically fits the market expansion of Safe Zone.

Additional Board of Directors:

Jay VerHulst - serial entrepreneur, process and mitigation expertise, multiple exits, President and Founder of ASC Flora Inc (an Ohio PPO) sold to PPOM (Detroit Blue's PPO), President and Founder of EBR Inc, to Catalyst Rx (both PBMs), Founder and President of Pay-Plus Solutions (now called Zelis Payments and merged to create Zelis Healthcare with primary investor Bain Capital.)

Irv Cohen - Over 30 years on wall street at preeminent global firms, last working as President of JP Morgan Treasury Services responsible for creating/operating a St Petersburg Florida office growing to over 2500 employees.

Joe Hamilton - Former Director of Business Operations for Revolution Money, Founder/CEO of multiple marketing agencies.

Business Partnerships

- Distribution contracts with ADI, Anixter, and WESCO with over 1500 branch outlets serving over 100,000 independent dealer/installers

- Exclusive partnership with RapidSOS for Gunfire Detection reaches 911 access to over 90% of the country

Intellectual property and Data Assets

- Patent notice of allowance issued June 30th, 2021 for "Firearm Discharge Detection"

- Safezone's highest density of detectors constantly building a proprietary database of interior noise samples for machine learning provides an exponentially growing lead in system accuracy.

- License to over 20 sensing and control patents

Use of Proceeds

If we raise the Target Offering Amount of $9,999.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,997.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  17.0%
  Increase brand awareness through PR, social media, trade shows, and collateral materials.

- *Operations*
  6.0%
  Legal, Insurance, Banking Fees, Postage/Freight, Travel.

- *Working Capital*
  49.5%
  Rent, Utilities, Payroll.

- *Inventory*
  16.0%
  Raw materials and monitoring.

- *Research & Development*
  8.0%
  Development of new products and improving existing technologies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://safezonetech.com/ (https://safezonetech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/safe-zone-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Safe Zone Technologies, Inc.

[See attached]

SAFE ZONE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Safe Zone Technologies, Inc.
Orlando, Florida

We have reviewed the accompanying financial statements of Safe Zone Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 10, 2021
Los Angeles, California

Safe Zone Technologies, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	48,845	$	403,183
Accounts receivable—net		36,665		-
Inventories		572,808		181,497
Prepaids and other current assets		47,319		17,479
Total current assets		**705,638**		**602,160**
Property and equipment, net		45,219		38,691
Intangible assets		294,000		336,000
Total assets	**$**	**1,044,857**	**$**	**976,851**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	282,531	$	290
Credit Card		2,368		-
Current portion of loans		95,832		-
Note Payable		266,584		266,584
Other current liabilities		12,925		8,223
Total current liabilities		**660,239**		**275,097**
Long term loan less current maturities		47,916		-
Promissory Note		250,000		250,000
Convertible Note		2,849,478		1,775,550
Total liabilities		**3,807,633**		**2,300,647**
STOCKHOLDERS EQUITY				
Common Stock		290		290
Preferred Stock		141		130
Additional Paid In Capital		815,480		739,962
Retained earnings/(Accumulated Deficit)		(3,578,686)		(2,064,178)
Total stockholders' equity		**(2,762,776)**		**(1,323,796)**
Total liabilities and stockholders' equity	**$**	**1,044,857**	**$**	**976,851**

See accompanying notes to financial statements.

Safe Zone Technologies, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 190,408	$ -
Cost of goods sold	61,767	-
Gross profit	128,641	-
Operating expenses		
General and administrative	1,176,617	941,664
Research and development	163,546	63,330
Sales and marketing	154,060	327,935
Total operating expenses	1,494,222	1,332,929
Operating income/(loss)	(1,365,581)	(1,332,929)
Interest expense	148,928	80,600
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,514,509)	(1,413,529)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,514,509)**	**$ (1,413,529)**

See accompanying notes to financial statements.

SAFE ZONE TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stocks		Preferred Stock		Additional Paid In	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2018	2,900,000	$ **290**	1,300,000	$ **130**	$ **578,464**	$ **(650,648)**	$ **(71,894)**
Capital contribution					158,480		158,480
Shared Based Compensation					3,018		3,018
Net income/(loss)						(1,413,529)	(1,413,529)
Balance—December 31, 2019	2,900,000	290	1,300,000	130	739,962	$ (2,064,178)	$ **(1,323,926)**
Issuance of Stock	-	-	109,000	**11**	71,068		71,068
Shared Based Compensation					4,450		4,450
Net income/(loss)						(1,514,509)	(1,514,509)
Balance—December 31, 2020	**2,900,000**	$ **290**	**1,409,000**	$ **141**	$ **815,480**	$ **(3,578,686)**	$ **(2,762,917)**

See accompanying notes to financial statements.

SAFE ZONE TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,514,509)	$	(1,413,529)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,770		9,860
Amortization of intangibles		42,000		42,000
Shared Based compensation		4,450		3,018
Changes in operating assets and liabilities:				
Accounts receivable		(36,654)		-
Inventory		(391,311)		(181,497)
Prepaid expenses and other current assets		(29,840)		(17,479)
Accounts payable		282,241		(4,710)
Credit Cards		2,368		(530)
Other current liabilities		4,702		8,223
Net cash provided/(used) by operating activities		**(1,622,784)**		**(1,554,645)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(20,297)		(25,933)
Net cash provided/(used) in investing activities		**(20,297)**		**(25,933)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribition		71,068		158,480
Borrowing on Loans and Notes		143,748		-
Borrowing on Convertible Note		1,073,928		1,775,550
Net cash provided/(used) by financing activities		**1,288,744**		**1,934,030**
Change in cash		(354,338)		353,451
Cash—beginning of year		403,183		49,732
Cash—end of year	**$**	**48,845**	**$**	**403,183**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	148,928	$	80,600
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Safe Zone Technologies, Inc. was formed on August 26, 2016 in the state of Florida. The financial statements of Safe Zone Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida

Safe Zone Gunfire Detection System is a stand-alone, affordable, automated indoor gunfire detection system providing actionable intelligence to law enforcement, first responders, and onsite personnel within seconds of a gunshot. Safe Zone's patent-pending gunfire detection system combines state-of-the-art detection hardware with leading-edge cloud-based, machine-learning capabilities to provide crucial information including type of the weapon, the number of shots fired, and the shooter's location. Safe Zone's open API enables easy integration with third-party systems, like an alarm or access control system for a complete emergency solution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $153,183, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials work in progress, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
R&D equipment	5 years
Furnitures and fixtures	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its intellectual property in connection with the initial asset purchase agreement which covered all the electrical, mechanical and software designs for the gunshot detector products. It will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Safe Zone Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its fire detection systems like an alarm or access control system for a complete emergency solution.

Cost of sales

Costs of goods sold include the cost of equipment sold, shipping, freight and delivery costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $154,060 and $327,935, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw Material	273,286	80,682
Finished Goods	255,964	100,815
Work in progress	43,559	-
Total Inventories	**$ 572,808**	**$ 181,497**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses	29,840	-
Employee loan	17,479	17,479
Total Prepaids Expenses and other Current Assts	**$ 47,319**	**$ 17,479**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll Liabilities	9,657	8,223
Sales Tax	3,268	
Total Other Current Liabilities	**12,925**	**8,223**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
R&D Equipment	$	45,795	$	39,778
Furnitures and fixtures		19,598		8,773
Vehicles		3,455		-
Property and Equipment, at Cost		**68,849**		**48,551**
Accumulated depreciation		(23,630)		(9,860)
Property and Equipment, Net	**$**	**45,219**	**$**	**38,691**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $13,770 and $9,860 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Technology development	$	420,000		420,000
Intangible assets, at cost		**420,000**		**420,000**
Accumulated amortization		(126,000)		(84,000)
Intangible assets, Net	**$**	**294,000**	**$**	**336,000**

Amortization expense for intellectual property for the fiscal year ended December 31, 2020 and 2019 was in the amount of $42,000 and $42,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(42,000)
2022		(42,000)
2023		(42,000)
2024		(42,000)
Thereafter		(126,000)
Total	**$**	**(294,000)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 2,900,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,800,000 shares of preferred shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 1,409,000 and 1,300,000 have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	300,000	$ 0.06	-
Granted	10,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	310,000	$ 0.06	4.62
Exercisable Options at December 31, 2019	310,000	$ 0.06	4.62
Granted	395,000	$ -	
Execised	-	$ -	
Expired/Cancelled	(85,000)	$ -	
Outstanding at December 31, 2020	620,000	$ 0.06	3.61
Exercisable Options at December 31, 2020	620,000	$ 0.06	3.61

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $4,450 and $3,018, respectively.

9. DEBT

Promissory Notes

During the years presented, the Company has entered into Non-negotiable Subordinated Note with certain lenders. The details of the Company's notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Michael Anderson Note	$ 20,231	7.50%	Fiscal Year 2018	Not defined	$ 1,517	$ 1,517	$ 20,465		$ 20,465	$ 1,535	$ 1,535	$ 20,465		$ 20,465
John Anderson Note	$ 18,999	7.50%	Fiscal Year 2018	Not defined	$ 1,425	$ 1,425	$ 15,899		$ 15,899	$ 1,192	$ 1,192	$ 15,899		$ 15,899
Neil Grosse Note	$ 14,000	7.50%	Fiscal Year 2018	Not defined	$ 863	$ 863	$ 11,500		$ 11,500	$ 863	$ 863	$ 11,500		$ 11,500
Xing Shi Note	$ 9,640	7.50%	Fiscal Year 2018	Not defined	$ 606	$ 606	$ 8,080		$ 8,080	$ 606	$ 606	$ 8,080		$ 8,080
John Davis Note	$ 11,640	7.50%	Fiscal Year 2018	Not defined	$ 798	$ 798	$ 10,640		$ 10,640	$ 798	$ 798	$ 10,640		$ 10,640
Mike Anderson and John Anderson Note	$ 420,000	Not defined	Fiscal Year 2016	Matured	$ -	$ -	$ 200,000		$ 200,000	-	-	200,000		$ 200,000
Promissory Note issued to Joseph S. Howell	$ 250,000	7.50%	Fiscal Year 2018	May 2022	$ 46,048	$ 46,048		$ 250,000	$ 250,000	27,277	27,277		$ 250,000	$ 250,000
Total					**$ 5,209**	**$ 5,209**	**$ 266,584**	**$ 250,000**	**$ 266,584**	**$ 32,271**	**$ 32,271**	**$ 266,584**	**$ 250,000**	**$ 266,584**

Loan

On May 8, 2020, the Company received the PPP loan in the amount of $143,748. The details of the loan, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 143,748	1.00%	8/5/2020	8/5/2022	$ 719	$ 719	$ 95,832	$ 47,916	$ 143,748
Total					**$ 719**	**$ 719**	**$ 95,832**	**$ 47,916**	**$ 143,748**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 95,832
2022	47,916
2023	-
Thereafter	
Total	**$ 143,748**

The loan is subject to forgiveness. The Company is in process of applying for forgiveness and believes it will receive it. Once the forgiveness is granted, the loan is going to be reclassified to Other income.

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 1,696,000	8%-12%	Fiscal Year 2019	May - December 2022	$ 186,190	$ 186,190		$ 1,882,190	$ 1,882,190	$ 79,550	$ 79,550		$ 1,775,550	$ 1,775,550
2020 Convertible Notes	$ 925,000	8%-12%	Fiscal Year 2019	February-October 2023	$ 42,287	$ 42,287		$ 967,287	$ 967,287	$ -	$ -			$ -
Total					$ 228,477	$ 228,477	$ -	$ 2,849,477	$ 2,849,477	$ 79,550	$ 79,550	$ -	$ 1,775,550	$ 1,775,550

The convertible notes are convertible into common shares at a conversion price. The conversion price will be whichever of the following yields the greatest number of securities as (i) eighty percent (80%) of the per share price paid by the Investors in the Qualified Financing; or (ii) the price equal to quotient of valuation caps ($5,000,000-$6,500,000 divided by the aggregate number of all outstanding shares of the Company's common stock (calculated on an as-converted, Fully-Diluted Basis)) immediately before the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (385,564)	$ (329,527)
Valuation Allowance	385,564	329,527
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (866,514)	$ (480,950)
Valuation Allowance	866,514	480,950
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,361,513, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,361,513. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On November 26, 2018, the company entered into a Non-Negotiable Subordinated Note with Mike Anderson, President and Founder of the company in the amount of $20,231. The note bears an interest rate of 7.5% per annum. Maker shall pay the principal amount together with accrued interest on the fifteenth day of the month following the calendar month in which net sales exceeds two hundred thousand dollars ($200,000). As of December 31, 2021 and December 31, 2019, the outstanding balance of the Note was in the amount of $20,465 and $ 20,465, respectively.

On August 28, 2016, the Company entered into a Non-Negotiable Promissory Note with Mike Anderson, President and Founder of the company, and John Anderson in the amount of $420,000, which bear no interest. The principal amount of this Note shall be paid in accordance with the following:
1. Maker shall issue to John Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00.
2. Maker shall issue to Mike Anderson 1,000,000 Common Shares in the company. Transfer of the shares shall reduce the total balance of the note by $100,000.00.
3. Maker shall make a payment of $10,000.00 each ($20,000.00 total payment) to Mike Anderson and John Anderson in immediately negotiable funds on January 4, 2018.
4. The Group shall make equal semi-annual payments in the amount of $50,000 ($25,000 each to Mike Anderson and John Anderson) with the first installment due on January 4, 2018, and additional $50,000 payments ($25,000 each to Mike Anderson and John Anderson) due every six months thereafter until the note is paid in full

As of December 31, 2021 and December 31, 2019, the outstanding balance of the note was in the amount of $200,000 and $200,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on month-to-month basis. Rent expense was in the amount of $ 21,218 and $ 11,079 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 10, 2021 the date the financial statements were available to be issued.

On March 15, 2021, the company entered into a PPP Note agreement with TD Bank in the amount of $175,837. The Note bears an interest rate of 1% and has maturity date 5 years from the date of the Note.

On June 7, 2021, the first PPP loan in the amount of $ 143,784 was forgiven in full.

From July 2021, the company issued additional Back Pay Notes in the aggregate amount of $37,282 (Ada Anderson: $13,200, Mike Anderson: $13,332, Neil Grosse: $10,750). The notes bear an interest rate of 7.5% and it payable the second month in which revenue exceeds $200,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,365,581, an operating cash flow loss of $1,622,795 and liquid assets in cash of $48,845 , which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Safe Zone Technologies

Gunfire Detection for Indoor Spaces


GUNFIRE
DETECTION
for indoor spaces

Website Melbourne, FL TECHNOLOGY

Safe Zone detects indoor gunfire instantly. In seconds, the smart tech sensors identify the location, type of firearm, and number of gun shots fired in real-time and send that information to 911 dispatch, on-site security, and people in the building, which reduces response time and saves lives.

$0.00 raised

0 Investors	$20M Valuation
$4.64 Price per Share	$296.96 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We are creating the most accessible technology-based solutions to address one of the most tragic social problems of our time. Rapid response ends active shooter threats sooner and saves lives.
- With our incredibly affordable, efficient and easy-to-use gunshot detectors, we are perfectly positioned to disrupt the multi-billion dollar gunfire detection market
- Our unparalleled smart detector technology includes three sensors (noise, shock and muzzle flash) and delivers real time gunfire monitoring in a continuously updated gunfire detection model, with firearm type reporting, continuous direct digital connection to 9-1-1, all communications native to the system, and cloud-based machine learning analysis of data.



Using Gunfire Detection to Save Lives

At Safe Zone Technologies, we created a cost-effective and accessible lifesaving alert system that significantly cuts down response times to active shootings. Our detectors are discretely installed throughout buildings such as schools, houses-of-worship, offices, stores, and government buildings to instantly detect gunfire.



Within seconds of the first shots, our tri-mode sensors and artificial intelligence system relay real time data to the authorities including shot locations, number of shots and type of firearm. Shot locations and times are mapped over a building floor plan, providing law enforcement with critical intel on the movement of the shooter.


GUNSHOT DETECTED
room 204 | 4:25pm

By guiding authorities to the shooter's location and significantly reducing response times, Safe Zone saves lives and makes our communities safer.

THE PROBLEM

As Shootings Increase, Uncertainty and Slow Response Times Cost Lives

Mass shootings are no longer isolated incidents. 2021 is on pace for 700 mass shootings. That's almost twice the number in 2019 and has tragically been growing every year since the University of Texas shooting in 1966.


The Register
CSF BLOODBATH
7 Slain, 2
In Library
Custodian Held
In OC's Bloodiest Killings
1968


Mass shootings are no longer isolated incidents
2021 is on pace for 700 mass shootings

Most indoor gunfire detection systems are expensive, complicated and difficult to maintain. This leaves millions of unprotected facilities where it is difficult for law enforcement to respond quickly. First responders must determine the location of an active shooter in buildings with many rooms or multiple floors, spending precious minutes clearing each room. After the shooting starts, the critically injured have a 7-10% less chance of survival with every minute that passes.



THE SOLUTION

Cost-Efficient, Easy to deploy, Life-Saving Gunfire Detection Technology


Save Minutes. Save Lives.™
RAPIDSOS

We developed technology to detect gunfire onsite as soon as it happens



We developed technology to detect gunfire onsite as soon as it happens, immediately alerting law enforcement authorities and tracking the shooter's location room by room in order to reduce response times and save lives.



Safezone's AI driven and patented technology provides:

1. Full facility floor plan with address, room layout, shooter locations, and number of shots fired provide first law enforcement first responders with actionable intelligence to engage faster with more effectiveness, ending the threat sooner.

2. Identification of the type of firearm (rifle vs pistol) so that law enforcement and/or SWAT can be properly protected and select an appropriate staging distance for initial operations.

3. Cloud based technology to eliminate the unreliability and maintenance problems with local computational hardware. The most recent, accurate detection model and fastest analysis are available seamlessly to all customers all of the time.

4. Real time push notifications to law enforcement, onsite security/administration, as well as any occupants authorized through the Safezone mobile app.


Full Facility Floor Plan
Address, room layout, shooter locations, and number of shots fired
Identification of the Type of Firearm
So that law enforcement can be properly protected
Cloud-based Technology
No local maintenance, always-on fast analysis, everyone has latest detection model
Real-time Push Notifications
to law enforcement, onsite security/ administrators, and app enabled occupants

Creating safety for our kids at less than $7 per student per year

Safezone gunfire detectors are extremely small at less than 2.5 inches per side, ceiling mounted, and contain three critical sensing technologies (acoustic, shock and muzzle flash). As one of the only providers with cloud based machine learning analysis of this tri-mode sensing capability, Safezone sets a new standard for reliability in indoor gunfire monitoring.


Safezone gunfire detectors are extremely small at less than 2.5 inches per side, ceiling mounted, and contain three critical sensing technologies (acoustic, shock and muzzle flash)
SAFE ZONE
Gunfire Detection
SAVE MINUTES. SAVE LIVES.
SAFE ZONE
Gunfire Detection
SAVE MINUTES. SAVE LIVES.

Each detector covers a volume of approximately the typical classroom size (30ft x 30ft x 10ft). Where more expensive competitive solutions often economically force customers to choose a few areas to protect, the Safezone solution is priced to protect your entire facility - from the back door to the front, not just the lobby and executive offices.


Possible
Firearm Discharge
Room 901
Handgun Likely
PLAY AUDIO
CALL 911
ALERT Contacts

Each detector covers a volume of approximately the typical classroom size (30ft x 30ft x 10ft)

Once installed, there is no additional maintenance. The motionless, silent detectors have a single green LED that pulses once per minute to let occupants know the Safezone system is at the ready 24/7/365 to summon law enforcement.

Our Business Model

Designed for low voltage power and wireless communication, the detectors are easily installed by local security or AV dealers. The detectors are stocked in local branches of national distributors like ADI, WESCO and Anixter at ⅓ to 1/10 the cost of competitive systems.

The detectors are stocked in local branches of national distributors like **ADI, WESCO and Anixter at ⅓ to 1/10 the cost of competitive systems**

Patented detectors drive our SaaS monitoring providing high margin **annual recurring revenue**

Local security dealers **make profit three ways** from selling the Safe Zone business model

Safe Zone is a Software as a Service (SaaS) business model with a hardware gateway that locks in customers. This is the same strategy as companies like Ring and Nest.

Our Safe Zone certified Dealers resell the Detectors to end users making profit three ways:

1. Sale of the Detector Hardware
2. Installation of the Detector Hardware
3. Share of the recurring revenue for monitoring services

THE MARKET

Revolutionizing a Fast-Growing Market

Gunfire detection is a multi-billion dollar market predicted to grow at a 25% annual rate to over $7 billion in 2026.

Gunfire detection is a multi-billion dollar market **predicted to grow at a 25% annual rate to over $7 billion in 2026**

Market studies identify the prohibitively high cost of the detection equipment and complicated systems maintenance as two of the most significant barriers to even larger market growth. Safe Zone breaks that barrier with costs as much as 70% less than competitors - with better technology that is simple to install and requires no computer or IT maintenance.

Other available gunshot detection systems are built upon last-century technology developed originally for the military


SAFE ZONE
Gunfire Detection
SAVE MINUTES. SAVE LIVES.

Safe Zone breaks that barrier with costs as much as 70% less than competitors

with better technology

Other available gunshot detection systems are built upon last-century technology developed originally for the military. While they do work, they are complicated, expensive and difficult to maintain. The high cost results in compromised systems with too few detectors to properly protect a space.

According to our research, Safe Zone's patented technology is disruptive to the industry in many ways:

- Affordable tri-mode sensing of acoustic sensor, 3-axis concussion measurement, and spectral analysis of muzzle flash
- Cloud-based deep machine learning analysis of data, even from multiple detectors as a single event signature
- Reports firearm type and the location of multiple shooters with different firearm types
- Always directly connected to 911 dispatch centers with exclusive partner RapidSOS complete digital reporting network
- Lowest cost to install and lowest cost of ownership of any available indoor gunshot detection system

OUR TRACTION

Proven Technology and Strong Partnerships

Our product has proven performance with over 1 million detector hours of operation in schools, offices, retail and government buildings.



Over 1 million
detector hours of operation in schools, offices, retail and government buildings

Safezone has signed distribution contracts with three of the nation's largest and most reputable security and electrical distributors: ADI, WESCO, Anixter, who provide over 1,500 distributor branches nationally serving over 100,000 local dealers.



Safezone has signed distribution contracts with three of the nation's largest and most reputable security and electrical distributors: ADI, WESCO, Anixter

Additionally, nearly 2,000 local dealers and installers have become Safezone certified through our proprietary online product/installation learning portal.



Over $3 million
Invested over 4 years into the development of the industry's most advanced detector and cloud based AI for accurately and reliably monitoring indoor gunfire at a fraction of competitor costs

We have already invested over $3 million over 4 years into the development of the industry's most advanced detector and cloud based AI for accurately and reliably monitoring indoor gunfire at a fraction of competitor costs.

WHY INVEST

Saving Minutes to Save Lives

Active shooters have been a major issue in our society for decades and continue to grow with no end in sight.

Our technology provides an accessible way to improve our law enforcement response in a faster, safer way to mitigate the damages these events cause.

> Active shooters are a major issue in our society, **and our technology provides a way to mitigate the damage these events cause**

Our vision provides the safety and confidence of more than a billion detector Safezones over the next 5 years. This breakthrough technology allows accesible gunfire detection and automated RapidSOS alert to 911 for every school, office, store and government building. We all deserve the protection and rapid response to end threats sooner.

With our disruptive technology we project to install more detectors in a single year than all the other indoor gunfire competitors combined, making rapid response to gunfire the standard rather than a luxury only a few mega-corporations can afford.



We are making rapid response to gunfire the standard rather than a luxury only a few mega-corporations can afford

We have spent years perfecting our technology, and now we are ready to disrupt the multi-billion dollar gunfire detection market, reduce response times, and save lives.

Join us as we embrace the accessible technological solution for automatically detecting active shooter events, responding quickly and helping to build a safer world.

In the Press

SHOW MORE

Meet Our Team



Michael Lally

Chief Executive Officer

Cornell Engineering graduate and second-generation entrepreneur. Founded The Modal Shop and served on the board of directors of PCB Group where the closely held company sold for $580 million in 2016.



Mike Anderson

President, Founder, and Board Member

More than 30 years of experience in the automation and control industry. Has developed more than 100 products producing more than $200 Million in revenue. Sold a portfolio of 17 patents to Google.



Ada Anderson

Technical Advisor

As Safe Zone Co-Founder and Technical Advisor, Ada's knowledge is extremely broad-based with expertise in sensor fusion, data encryption, cloud scalability, design for reliability, and physical security products.



Jay Ver Hulst

Board Member and Risk Mitigator

Serial entrepreneur with multiple exits, most recently Founder & President of Pay-Plus Solutions called Zelis Payments merged to create Zelis Heathcare with primary investor Bain Capital.



Irv Cohen

Board of Directors

Over 30 years on wall street at top global firms, last working as President of JP Morgan Treasury Services responsible for creating/operating a St Petersburg Florida office growing to over 2500 employees.



Joe Hamilton

Board Member

Former Director of Business Operations for Steve Case backed Revolution Money acquired by American Express, Founder/CEO of multiple marketing agencies.

Offering Summary

Company	Safe Zone Technologies, Inc.
Corporate Address	2277 Turtle Mound Rd, Melbourne, FL 32934
Offering Minimum	$9,999.20
Offering Maximum	$1,069,997.92
Minimum Investment Amount (per investor)	$296.96

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,155

Maximum Number of Shares Offered : 230,603

Price per Share : $4.64

Pre-Money Valuation : $19,993,760.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Early Birds

Invest within the first three days and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first six days and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first nine days and receive an additional 10% bonus shares.

Amount-Based:

Tier 1 | $1,000+

Safe Zone "Shot" Glass.

Tier 2 | $2,500+

Two Safe Zone "Shot" Glasses.

Tier 3 | $5,000+

Two Safe Zone "Shot" Glasses and 10% bonus shares. Designate a school or house of worship to receive a free box of 10 Safe Zone Wi-Fi Gunshot Detectors.

Tier 4 | $10,000+

Two Safe Zone "Shot" Glasses and 15% bonus shares. Designate a school or house of worship to receive a free box of 10 Safe Zone Wi-Fi Gunshot Detectors.

*All perks occur when the offering is completed.

**The "Shot" glass is an 8-ounce drinking glass featuring the Safe Zone logo and a bullet captured in the molten glass during manufacture. This glass is a symbol of the community protection created by you, our design team, and the Safe Zone detectors.

The 10% StartEngine Owners' Bonus

Safe Zone Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $464. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Mike: 2019 saw over 400 mass shootings in the US—that's more than one per day. And while you'd think that would have slowed with the pandemic , 2020 saw an increase, and 2021 is on track for nearly 700 incidents.
While we have alarms for fires, break-ins, and even carbon monoxide, we're relying on technology from the '80s to respond to active shooter emergencies in our schools, businesses, and houses of worship. We shouldn't have to accept the 45 minutes or more it takes for law enforcement to respond and end an active shooter threat —we can do better.
At Safe Zone Technologies, we've built the most sophisticated gunfire detection system on the market. Safe Zone delivers actionable intelligence to law enforcement so that they arrive on scene prepared to deploy immediately.. Saving minutes saves lives.
Safe Zone notifies authorities within 10 seconds of a gunshot. It's able to do this by capturing 3 distinct characteristics of a firearm discharge: acoustic, percussion, and spectral analysis of a muzzle flash. This data combines to provide a firearm signature that's unique as a fingerprint. Our AI cloud-based machine learning system identifies the number of shots, the type of firearm and the shooter's' location. This is combined with your facility's actual floor plan and displayed directly on the 911 dispatch terminal, with real-time updates to track movement.
The Safezone system automatically sends smartphone push alerts to designated people in the building, such as security staff and administrators.
Some of our competitors charge up to $2,000 dollars per detector compared to our price of $249. Additionally,, our detectors are easily installed around the property, just like smoke alarms. Gunshot detection should be accessible to everyone, and we can't wait any longer. In today's world, it's not "IF" something will happen, but "when".
Safe Zone has developed the state of the art in gunshot detection technology and the rest of the market has yet to catch up. Now is the time to invest.
Our executive team has proven success in sensor innovation, building protection devices, and entrepreneurship. We're driven by a clear mission— Deployment of a billion Safezones to Save Minutes that Save Lives.
That's why we sell through the largest security system distributors in the country. And explains why we've been spotlighted by CE Pro's Disruptor Award, NBC "Tech Trends," and the Wall Street Journal.
With your investment, we'll be able to make our system even more accessible to everyone. We currently protect about 4,000 lives on a daily basis—we want to create that safety net for hundreds of millions.
Invest with Safe Zone today. Help us save minutes and save lives.

Video 2

on the morning of august 1 1966
shots ring out from the observation deck
of the clock tower on the university of
texas campus

by the time the gunman is killed by
austin police 13 students lay dead with
another 31 wounded
it marks the infamous beginning of the
modern era of mass shootings in america
the number of these events continues to
rise throughout the 70s 80s and 90s
in the spring of 1999 the mass shooting
of students at columbine high school
becomes the latest notorious milestone
police set a perimeter and help students
escape
but wait for swat before entering the
building
more students die as a result prompting
changes to how law enforcement respond
to what's become known as
active shooter incidents
over the next 17 years
active shooters claim more than 1500
casualties
across the u.s
in towns large and small
in government facilities
schools
places of worship
and most often
places of business

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CORRECTED SECOND
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SAFE ZONE
TECHNOLOGIES, INC.

Safe Zone Technologies, Inc., fka AVidea Group, Inc., a corporation organized and existing under and by virtue of the Laws of the State of Florida (the "Corporation"), pursuant to Section 607.1007 of the Florida Business Corporation Act, does hereby certify that the Board of Directors of Safe Zone Technologies, Inc. has adopted a resolution setting forth these Corrected Second Amended and Restated Articles of Incorporation (the "Corrected Restated Articles of Incorporation"), declaring the restatement advisable and in the Corporation's best interest. The restatement is as follows:

I. The Articles of Incorporation of this Corporation were filed with the Secretary of State of the State of Florida effective as of August 26, 2016.

II. The Amended and Restated Articles of Incorporation were adopted by the Board of Directors and approved by the shareholders of the Corporation on November 28, 2018.

III. The Second Amended and Restated Articles of Incorporation were adopted by the Board of Directors and approved by the shareholders of the Corporation on December 21, 2020 and filed with Secretary of State of the State of Florida on January 8, 2021 (the "Original Filing Date").

IV. The Second Amended and Restated Articles of Incorporation contained a ministerial error; therefore, the Corporation has prepared these Corrected Restated Articles of Incorporation which shall be effective retroactive to the Original Filing Date.

V. The Corrected Restated Articles of Incorporation are as follows:

ARTICLE 1

The name of this corporation is Safe Zone Technologies, Inc. (the **"Corporation"**).

ARTICLE 2

The address of the Corporation's registered office in the State of Florida is 2277 Turtle Mound Road, Melbourne, FL 32934. The name of the Corporation's registered agent at such address is Michael Anderson.

ARTICLE 3

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized.

ARTICLE 4

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 1,800,000 shares of Convertible Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. Except as may be provided in these Corrected RestatedArticles of Incorporation or required by law, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Holders of Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Stock by the Board of Directors of the Corporation (the "**Board of Directors**") from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the Board of Directors shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock.

4. Rights on Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to holders of Common Stock shall be distributed in equal amounts per share to the holders of Common Stock. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

B. PREFERRED STOCK

1,800,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article 4 refer to sections and subsections of Part B of this Article 4.

1. Dividends. Holders of Preferred Stock shall be entitled to an annual dividend (the "**Preferred Dividends**") at the rate of 8.00% per annum on the Preferred Original Issue Price of such share of Preferred Stock, payable upon a Deemed Liquidation Event. The Preferred Dividend will accrue quarterly on the last day of every calendar quarter. Notwithstanding the foregoing, Holders of Preferred Stock shall also be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Stock by the Board

of Directors from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the Board of Directors shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock, whether in cash or otherwise, unless, simultaneously, a dividend is paid with respect to each share of Preferred Stock in an amount equal to the dividend that the holder of such share of Preferred Stock would have received had such holder converted such Preferred Stock into shares of Common Stock immediately prior to the record date for such dividend on the Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or a Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the aggregate of (i) the Original Issue Price, together with any unpaid Preferred Dividends and other dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, or winding up, or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If part of the consideration of the Deemed Liquidation Event is subject to escrow or holdback in connection with such Deemed Liquidation Event, the Liquidation Amount shall be subject to such escrow or holdback on a pro rata basis. If upon any such liquidation, dissolution, or winding up of the Corporation, or a Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or a Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3. Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(a) a merger, consolidation, statutory share exchange, entity conversion or other corporate transaction in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory share exchange, conversion or other corporate transaction, except any such transaction involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for securities that represent, immediately following such transaction, at least a majority, by voting power, of the entity surviving or resulting from such merger, consolidation, statutory share exchange, conversion or other corporate transaction or the entity whose securities are issued pursuant thereto (provided that, for the purpose of this Subsection 2.3.1, all Common Stock issuable upon exercise of options outstanding immediately prior to any such transaction or upon conversion of convertible securities outstanding immediately prior to any such transaction shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such transaction on the same terms as the actual outstanding Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1 (a) unless the agreement or plan for such Deemed Liquidation Event (as applicable, the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(b), if the Corporation does not effect a dissolution of the

Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders, as hereinafter defined, so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Florida law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c) With respect to any redemption of the Preferred Stock pursuant to Subsection 2.3.2(b) above:

(i) The Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten (10) days prior to the redemption. Each Redemption Notice shall state: (1) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the redemption date specified in the Redemption Notice (which date shall not be more than 150 days after the Deemed Liquidation Event giving rise to the redemption); (2) the redemption date; and (3) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(ii) On or before the redemption date, each holder of shares of Preferred Stock to be redeemed shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the redemption proceeds for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(iii) If the Redemption Notice shall have been duly given, and if on the redemption date the amount due and payable upon redemption of the shares of Preferred Stock to be redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such redemption date and all rights with respect to such shares shall forthwith after the redemption date terminate, except only the right of the holders to receive the redemption proceeds without interest upon surrender of any such certificate or certificates therefor.

2.3.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event or redemption pursuant to Subsection 2.3.2(b) above shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. If the amount deemed paid or distributed under this Subsection 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

(c) The methods for determining the value of any property other than cash deemed paid or distributed upon any Deemed Liquidation Event shall, upon approval by the stockholders of the Corporation of the agreement or plan for such Deemed Liquidation Event, be superseded by any determination of such value, if any, set forth in such agreement or plan.

3. Voting.

3.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter or, if no record date is established, at the date such vote is taken or any written consent is solicited. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single voting group. Each holder of Preferred Stock shall be entitled to receive notice of any stockholders' meeting in accordance with the bylaws of the Corporation at the same time and in the same manner as notice is given to all other stockholders entitled to vote at such meetings.

3.2. Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate voting group, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**"). Any Preferred Director may be removed without cause by, and only by, the affirmative vote of the holders of Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Preferred Stock fail to elect a Preferred Director, then any directorship not so filled shall remain vacant until such time as the holders of shares of Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation (or any directors of the Corporation) other than by the holders of the Preferred Stock, voting exclusively and as a separate voting group. The holders of record of the shares of Common Stock and Preferred Stock, exclusively and voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director (determined on an as-converted basis) shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship that the holders of any class or series are entitled to fill shall be filled by, and only by, the affirmative vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3. Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, entity conversion or otherwise, do (or cause or permit any of its subsidiaries to do) any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of more than sixty seven percent (67%) of the outstanding shares of Preferred Stock voting as a separate voting group (the "**Requisite Holders**"), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a voting group:

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation or any subsidiary, effect any merger, consolidation, statutory share exchange, entity conversion or other corporate transaction (whether or not a Deemed Liquidation Event), or any Deemed Liquidation Event, with respect to the Corporation or any subsidiary, or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation or any similar organizational documents of any subsidiary;

3.3.3. create, or authorize the creation of, including by means of reclassification or otherwise, or issue or obligate itself to issue shares of, any additional class or series of capital stock or any other security of the Corporation or any subsidiary, or increase or decrease the authorized number of shares of Preferred Stock, Common Stock or any other class or series of capital stock of the Corporation or any subsidiary;

3.3.4. purchase or redeem (or permit any subsidiary to purchase or redeem), or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein;

3.3.5. incur any indebtedness, or create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000;

3.3.6. sell, lease, license, transfer or dispose of any material assets, including any intellectual property rights of the Corporation or any subsidiary, or enter into any commission or royalty arrangements related thereto (other than in the ordinary course of business) or enter into any contract requiring a payment or series of payments by the Corporation in excess of $100,000;

3.3.7. acquire any other entity (whether by merger, stock purchase or otherwise) or all or substantially all of the assets of another entity or person, or any amount of assets that would be a material acquisition to the Corporation;

3.3.8. authorize or effect any transaction between the Corporation, on the one hand, and any shareholder, director, officer or employee of the Corporation, on the other hand (other than normal employment and benefits arrangements approved by the Board of Directors);

3.3.9. approve, adopt, amend, or increase the number of shares of capital stock available for issuance under, any equity incentive plan of the Corporation;

3.3.10. form, contribute any capital or assets to, or loan or advance any funds to, any subsidiary, joint venture or similar business entity;

3.3.11. undertake any public offering of the Corporation's or any subsidiary's securities;

3.3.12. authorize or effect any transaction between the Corporation or any subsidiary and any affiliate (other than (A) normal employment and benefits arrangements approved by the Board of Directors, (B) payments to directors, officers and other agents of the Corporation or any subsidiary pursuant to indemnities contained in the Corporation's or any subsidiary's organizational documents, or (C) transactions between the Corporation and any subsidiary in the ordinary course of business);

3.3.13. take any action that results in a security interest being placed on all or substantially all of the assets or intellectual property of the Corporation or any of its subsidiaries;

3.3.14. make any voluntary petition for bankruptcy or assignment for the benefit of creditors; or

3.3.15. cause or effect any reorganization, recapitalization, reclassification or other similar transaction with respect to any class or series of the capital stock or other securities of the Corporation or any of its subsidiaries.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1. Right to Convert.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Preferred Original Issue Price (as defined below) by the Conversion Price (as defined below) in effect at the time of conversion. The "**Preferred Original Issue Price"** shall equal the per share purchase paid pursuant to the applicable investment agreement, and the **"Preferred Conversion Price"** shall initially be equal to such per share purchase price.

4.1.1. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation, or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the

Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice, or, if conversion is contingent upon any event, the time of the occurrence of such event, shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action (including pursuant to Subsection 3.2)) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Preferred Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. Adjustments to Preferred Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article 4, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Preferred Original Issue Date**" shall mean the date on which the first share of Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exercisable or exchangeable for Common Stock but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Preferred Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved after the Preferred Original Issue Date by the Board of Directors, including the Preferred Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; and

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the Preferred Directors.

4.4.2. No Adjustment of Preferred Conversion Price. No adjustment in the Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Preferred Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion, exercise or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Preferred Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Preferred Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Preferred Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b). shall have the effect of increasing the Preferred Conversion Price to an amount which exceeds the lower of (i) the Preferred Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Preferred Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Preferred Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Preferred Conversion Price then in effect, or because such Option or Convertible Security was issued before the Preferred Original Issue Date), are revised after the Preferred Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a). shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Preferred Conversion Price pursuant to the terms of Subsection 4.4.4, the Preferred Conversion Price shall be readjusted to such Preferred Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Preferred Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Preferred Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Preferred Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Preferred Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Preferred Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Preferred Conversion Price in effect immediately prior to such issue, then the Preferred Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundred thousandth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Preferred Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Preferred Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors, including the Preferred Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors, including the Preferred Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Preferred Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Preferred Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Preferred Original Issue Date effect a subdivision of the outstanding Common Stock, the Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Preferred Original Issue Date combine the outstanding shares of Common Stock, the Preferred Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Preferred Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Preferred Conversion Price then in effect by a fraction:

(i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7. Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8. Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation, merger, statutory share exchange, conversion or other form of corporate transaction involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation, merger, statutory exchange, conversion or other form of corporate transaction, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, merger, statutory exchange, conversion or other form of corporate transaction would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. The provision for such conversion right to the holders of Preferred Stock in a manner satisfactory to the Requisite Holders shall be a condition precedent to the consummation by the Corporation of any such transaction unless such transaction is considered to a Deemed Liquidation Event in accordance with Subsection 2.3.1.

4.9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Preferred Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Preferred Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its capital stock or securities for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any merger, consolidation, statutory share exchange, entity conversion or other corporate transaction (whether or not a Deemed Liquidation Event); or

(c) of any Deemed Liquidation Event;

(d) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, merger, consolidation, statutory share exchange, entity conversion or other corporate transaction, Deemed Liquidation Event, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of the Corporation's capital stock or securities shall be entitled to exchange their shares of such capital stock or securities for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, statutory share exchange, entity conversion or other corporate transaction, Deemed Liquidation Event, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and such other capital stock or securities. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following acquisition of such shares by the Corporation.

6. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notices. Any notice required or permitted by the provisions of this Article 4 to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

8. Specific Performance. The Corporation acknowledges that any breach or threatened breach of any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein will cause continuing and irreparable injury to holders of Preferred Stock for which money damages would be an inadequate remedy. Accordingly, holders of Preferred Stock shall be entitled, as a matter of right, to injunctive relief, including specific performance, with respect to any such breach or threatened breach. In connection therewith, the Corporation shall not, in any action or proceeding to so enforce any of such rights, powers, preferences and other terms of the Preferred Stock set forth herein assert the claim or defense that holders of Preferred Stock have an adequate remedy at law or that such injunctive relief is not appropriate under the circumstances.

ARTICLE 5

Subject to any additional vote required by the Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 6

Subject to any additional vote required by the Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE 7

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 8

Meetings of stockholders may be held within or without the State of Florida, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Florida at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE 9

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Florida is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article 9 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE 10

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which Florida Business Corporation Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Florida Business Corporation Act.

Any amendment, repeal or modification of the foregoing provisions of this Article 10 shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE 11

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE 12

Unless the Corporation consents in writing to the selection of an alternative forum, the circuit courts in the State of Florida shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Florida Statutes or the Corporation's Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the circuit court determines that there is an indispensable party not subject to the jurisdiction of the circuit court (and the indispensable party does not consent to the personal jurisdiction of the circuit court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the circuit court, or for which the circuit court does not have subject matter jurisdiction. If any provision or provisions of this Article 12 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 12 (including, without limitation, each portion of any sentence of this Article 12 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE 13

Each holder of shares of capital stock of the Corporation has a preemptive right to purchase a portion of any New Securities, as hereinafter defined, that are sold or issued by the Corporation to anyone, as provided below in this Article 13 (the "**Preemptive Right**"). The existence, exercise, waiver, and expiration of the Preemptive Right will be determined exclusively by the provisions of this Article 13. The Preemptive Right of each Stockholder, as hereinafter defined, will terminate and cease to apply to a sale or issuance of New Securities, if and when the Corporation completes an initial public offering of equity securities that is registered with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, or any federal law that is enacted in substitution for that Act.

1. Definitions. For purposes of this Article 13, the following defined terms have the respective meanings attributed to them:

"Eligible Stockholder" means a holder of shares of capital stock of the Corporation on the date that is two calendar days before the record date for a sale or issuance of New Securities but excludes any Stockholder that is a Transaction Purchaser.

“**Exercise Notice**” means a written notice to the Corporation from a Stockholder of the exercise of its Preemptive Right with respect to New Securities that states (i) the amount of New Securities that the Eligible Stockholder elects to purchase (not to exceed the Stockholder's Preemptive Share), (ii) the amount (if any) of New Securities that the Eligible Stockholder desires to purchase pursuant to the over-allotment option provided in clause (d) below, and (iii) its unconditional agreement to purchase the amount specified in the Exercise Notice of each kind and class of the New Securities at the price and on the terms for the sale or issuance of the New Securities that are specified in the Preemptive Right Notice to Eligible Stockholders and subject to all the provisions of this Article 13 that apply to the exercise of the Preemptive Right of the Eligible Stockholder.

“Exercise Period” means the period of time for the exercise of a Preemptive Right by an Eligible Stockholder and, as to any particular sale or issuance of New Securities, is the 20-day period following the Eligible Stockholder's receipt of the Preemptive Rights Notice pertaining to the sale or issuance of the New Securities.

“New Securities” means any of the following securities of the Corporation, whether or not currently authorized for issuance, that are sold or issued by the Corporation:

(i) Any Securities;

(ii) Any rights, options, or warrants to acquire, purchase, or subscribe for Securities; and

(iii) Any bonds, notes, debentures, or other debt securities that are convertible into, or exchangeable for, Securities;

but excludes any of the foregoing securities that are authorized and sold or issued by the Corporation in any of the following transactions:

(iv) The sale and issuance of securities pursuant to the exercise of an option, warrant, or right to acquire or purchase Securities that was previously issued in compliance with the Preemptive Right of the Stockholders;

(v) The sale or issuance of any of the securities described in clauses (i), (ii), and (iii) above in connection with a merger, consolidation, exchange offer, reorganization, or other business combination involving the Corporation or any direct or indirect subsidiary of the Corporation;

(vi) The sale or issuance of any Securities in exchange for, or pursuant to the conversion of, any bonds, notes, debentures, or other debt or equity securities that are convertible into, or exchangeable for, Securities and were previously issued in compliance with the Preemptive Right of the Stockholders;

(vii) The issuance of any of the securities described in clauses (i), (ii), and (iii) above as full or partial consideration for the acquisition by the Corporation or any direct or indirect subsidiary of the Corporation of any assets, business, properties, or equity interests of another person, whether pursuant to a sale, lease, merger, spin-off, foreclosure, dissolution, bankruptcy, liquidation, consolidation, tender offer, share exchange, reorganization, recapitalization, or other transaction;

(viii) The sale and issuance of any of the securities described in clauses (i), (ii), and (iii) above pursuant to a public offering that is registered with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, or any federal law that is enacted in substitution for that Act;

(ix) The issuance of any of the securities described in clauses (i), (ii), and (iii) above pursuant to a split-up, combination, reorganization, recapitalization, pro rata distribution, or similar transaction in which the securities are issued pro rata to all the Stockholders in proportion to their ownership of the capital stock of the Corporation;

(x) The sale, grant, or issuance to employees of the Corporation or any direct or indirect subsidiary of the Corporation, or to persons or entities in connection with their becoming employees of the Corporation or any direct or indirect subsidiary of the Corporation, of Securities, or rights, options, or warrants to acquire, purchase, or subscribe for Securities, whether or not pursuant to a bonus, option, purchase, incentive, appreciation, deferred compensation, or other compensatory benefit plan or contract, but in any case not to exceed in the aggregate ten percent of the outstanding capital stock of the Corporation on a fully-diluted basis; and

(xi) The sale or issuance of any of the securities described in clauses (i), (ii), and (iii) above in connection with a joint venture, strategic alliance, or other commercial relationship with any person or entity (including suppliers and strategic partners of the Corporation or any direct or indirect subsidiary of the Corporation) relating to the operation of the business of the Corporation or any direct or indirect subsidiary of the Corporation and not for the primary purpose of raising capital.

"Preemptive Purchaser" means an Eligible Stockholder who delivers an Exercise Notice to the Corporation during the Offering Period to exercise a Preemptive Right to purchase New Securities.

"Preemptive Right Notice" means a written notice from the Corporation to Eligible Stockholders regarding a sale or issuance of New Securities that: (i) describes in reasonable detail the kind, class, and amount of New Securities and any other securities to be sold, issued, or offered for sale or issuance, the purchase price and payment terms for the New Securities, and the reason for the sale or issuance of the New Securities; (ii) indicates the Board of Directors' good-faith determination of the fair market value of any non-cash consideration that will be paid for any of the New Securities by a Transaction Purchaser; (iii) sets forth the number and class of outstanding shares of the Corporation as of the record date for sale or issuance of the New Securities; (iv) states the Preemptive Share of the New Securities of each Eligible Stockholder; (v) is accompanied by a current list of all the Stockholders and the number and class of shares owned by each Stockholder; and (vi) offers to sell to each Eligible Stockholder its Preemptive Share of each kind and class of New Securities to be sold, issued, or offered for sale or issuance.

"Preemptive Share" means the percentage of any New Securities that an Eligible Stockholder is entitled to purchase pursuant to its Preemptive Right and is the number of shares owned by the Eligible Stockholder on the record date for the sale or issuance of the New Securities as a percentage of all the issued and outstanding shares of the Corporation on that record date.

"Securities" means any voting or nonvoting capital stock, including without limitation common stock and preferred stock of the Corporation.

"Stockholder" means a stockholder of the Corporation who owns Securities of the Corporation.

"Transaction Purchaser" means a person or entity to whom the Corporation proposes to sell, issue, or offer for sale or issuance any New Securities.

2. The record date for a sale or issuance of New Securities will be the record date for the transaction that is established by the Board of Directors of the Corporation, which must not be later than the day before the New Securities are sold or issued, or, if the Board of Directors does not establish a record date for the transaction, the day when the Board of Directors authorizes the sale or issuance of the New Securities.

3. If the Corporation authorizes a sale or issuance of any New Securities, the Corporation shall offer to sell and issue to each Eligible Stockholder the Stockholder's Preemptive Share of the New Securities (subject to adjustment to avoid the issuance of fractional shares or other securities) at the most favorable price that the New Securities will be sold or issued to Transaction Purchasers by delivering to

the Eligible Stockholders a Preemptive Right Notice. To exercise its Preemptive Right, each Eligible Stockholder shall deliver to the Corporation an Exercise Notice before the expiration of the Exercise Period. An Eligible Stockholder may exercise its Preemptive Right as to all or any portion of its Preemptive Share of the New Securities. An Eligible Stockholder who fails for any reason to deliver to the Corporation before the expiration of the Exercise Period an Exercise Notice and full payment for the New Securities that the Eligible Stockholder elects to purchase will be deemed to have waived its Preemptive Right to purchase any of the New Securities that are described in the applicable Preemptive Right Notice. The Preemptive Right Notice will be effective and "received" by an Eligible Stockholder when it is received by the Stockholder, if it is hand delivered to the Stockholder, on the day after it is delivered to the Stockholder, if it is delivered to the Stockholder by commercial courier, or on the fifth day after it is postmarked by the United States Postal Service, if it is delivered to the Stockholder by first class, postage-prepaid, return receipt requested, certified United States mail (whether or not registered, and regardless of whether a return receipt is actually received) to the address of the Stockholder reflected in the books and records of the Corporation. If Transaction Purchasers will be required to purchase other securities of the Corporation in connection with the purchase of the New Securities, a Preemptive Purchaser also shall purchase pursuant to the exercise of its Preemptive Right the same kinds and classes of the other securities, at the same price, in the same proportion (relative to its purchase of New Securities), and on the same terms and conditions as Transaction Purchasers. Each Preemptive Purchaser also shall execute all agreements pertaining to the purchase of the New Securities (and any other securities offered in tandem with them) that the Corporation may request, so long as the requested agreements are substantially identical in form and substance to the agreements to be executed by Transaction Purchasers. The purchase price for all New Securities to be sold or issued to a Preemptive Purchaser will be payable in cash by wire transfer of immediately available funds to an account designated by the Corporation.

4. If any Eligible Stockholder does not elect to purchase its entire Preemptive Share of New Securities that are the subject of a Preemptive Right Notice, each Eligible Stockholder who fully exercises its Preemptive Right to purchase its entire Preemptive Share of the New Securities will have an over-allotment option to purchase all or any portion of the balance of the Preemptive Share of the New Securities of each Eligible Stockholder that did not fully exercise its Preemptive Right. An Eligible Stockholder who elects to purchase its entire Preemptive Share of the New Securities shall state in its Exercise Notice the amount (if any) of New Securities that the Stockholder desires to purchase pursuant to the over-allotment option. If the over-allotment is over-subscribed, the remaining New Securities will be apportioned among the Preemptive Purchasers who validly exercised their over-allotment options, pro rata according to the ratio of (a) the number of shares of the Corporation owned on the record date for the sale or issuance of the New Securities by each Preemptive Purchaser who exercised an over-allotment option to (b) the total number of shares of the Corporation that were owned on that

date by all the Preemptive Purchasers who validly exercised their over-allotment options, except that no Preemptive Purchaser will be allocated more than the amount of New Securities specified in its Exercise Notice.

5. During the period of 180, continuous, calendar days after the expiration of the Exercise Period, the Corporation may sell, issue, and offer to sell and issue to the Transaction Purchasers any of the New Securities that were described in the Preemptive Rights Notice for the sale or issuance of the New Securities and were not subscribed for purchase by Eligible Stockholders pursuant to their Preemptive Right. The terms of the offering (including the consideration) must be the same or no more favorable to each Transaction Purchaser than the terms on which the New Securities were offered to the Eligible Stockholders. Any offer or issuance of the New Securities that is made or accepted by the Corporation after the expiration of the 180-day offering period or on different or more favorable terms (including less or different consideration) will be subject again to the Preemptive Right of the Stockholders. The closing of the purchase of New Securities by a Preemptive Purchaser will occur concurrently with the closing of the sale or issuance of the New Securities to the Transaction Purchasers.

IN WITNESS WHEREOF, Safe Zone Technologies, Inc. has caused these Corrected Restated Articles of Incorporation to be signed by the President this __ day of July, 2021.

Safe Zone Technologies, Inc.

Michael Anderson (Jul 23, 2021 10:56 PDT)

By: Michael Anderson, President

Corrected Articles of Incorporation Clean 7 15 21

Final Audit Report 2021-07-23

Created:	2021-07-23
By:	Leila Ros (lros@aegislaw.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAWHThGERd1P_QAnoHurZ2IUzSpFYeLAL9

"Corrected Articles of Incorporation Clean 7 15 21" History

Document created by Leila Ros (lros@aegislaw.com)
2021-07-23 - 4:36:22 PM GMT- IP address: 47.206.189.4

Document emailed to Michael Anderson (mike.anderson@safezonetech.com) for signature
2021-07-23 - 4:37:02 PM GMT

Email viewed by Michael Anderson (mike.anderson@safezonetech.com)
2021-07-23 - 5:55:41 PM GMT- IP address: 107.77.231.77

Document e-signed by Michael Anderson (mike.anderson@safezonetech.com)
Signature Date: 2021-07-23 - 5:56:53 PM GMT - Time Source: server- IP address: 107.77.231.77

Agreement completed.
2021-07-23 - 5:56:53 PM GMT